

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2013

Via E-Mail
Mr. Tony S. Giardini
Chief Financial Officer
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, Ontario M5J 2V5

  Re: Kinross Gold Corporation
    Form 40-F for the Year Ended December 31, 2012
    Filed April 1, 2013
    File No. 001-13382

Dear Mr. Giardini:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2

Management's Discussion and Analysis, page 1

9. Critical Accounting Policies, Estimates and Accounting Changes, page 43

Impairment of Goodwill and Other Assets, page 44

1. We note from your April 29, 2013 conference call on the Tasiast pre-feasibility study that you have decided to proceed with a feasibility study on a 38,000 tonne per day mill that is expected to be completed in the first quarter of 2014. Tell us whether you reasonably expect that a sizeable increase above the current 30,000 tonne per day model would result in a reversal of the fiscal 2012 impairment charge of approximately $1.3 billion recorded

against Tasiast's property, plant and equipment (page 34) and, if so, confirm to us that you will expand your disclosure in future filings to clearly describe that such a change in estimate may result in a reversal of the previously recorded impairment loss.

Exhibit 99.3

Audited Annual Financial Statements for the Years Ended December 31, 2012 and 2011

Notes to the Consolidated Financial Statements, page 8

Note 8. Impairment, page 34

2. We note your disclosure indicating that the Tasiast impairment included a $2,130.3 million charge related to goodwill and a $1,286.0 million charge related to property, plant and equipment. You also indicate that the 2012 impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test; and the resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast and industry-wide increases in capital and operating costs. We further note that you publicly announced the reduction to a 30,000 tonne per day mill model during your second quarter conference call in August 2012. Please advise us of the following:

- Further explain to us the significant inputs and assumptions that changed in your impairment test from 2011 to 2012, and describe the reasons for each change and its effect on your testing results.

- Tell us how the reduction to a 30,000 tonne optimized per day mill model in 2012 from a 60,000 tonne per day model in 2011 affected the recoverable amounts for the Tasiast cash-generating unit and, to the extent significant, tell us whether this represented an indication of impairment that caused you to estimate the recoverable amount pursuant to IAS 36.9 upon making this mill model change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining